Exhibit 21.01

ACM RESEARCH, INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization

ACM Research (Shanghai), Inc.	People’s Republic of China

CleanChip Technologies Limited	Hong Kong

ACM Research (Wuxi), Inc.	People’s Republic of China